082-34635

Exemption Number ~~82-5225~~

RETAIL HOLDINGS N.V.

RECEIVED

2008 AUG 13 P 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004334

August 5, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Singer

Re: ~~Retail Holdings~~ N.V.
Exemption Number 82-5225

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated August 5, 2008, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Corporate Secretary

Enclosure(s)

PROCESSED
AUG 15 2008
THOMSON REUTERS

dlw 8/14

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44, Willemstad
Curacao, Netherlands Antilles

Dated August 5, 2008

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.	
1	Press Release: Retail Holdings N.V. Announces Improved Results for the Six Month Period Ended June 30, 2008
2	Retail Holdings N.V. Summary Semi-Annual Report for period ending June 30, 2008

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption Number 82-5225

FOR IMMEDIATE RELEASE
August 5, 2008

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES IMPROVED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2008

August 5, 2008, Curaçao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today improved results for the six months ended June 30, 2008.

2008 First Half Results

The Company's improved consolidated results for the first half of 2008 reflect continuing profitable growth at the Company's retail operating units in Bangladesh, Pakistan and Sri Lanka, and a recovery in Thailand as a consequence, among other factors, of improved collection performance, increased appliance sales and lower expenses.

For the six months ended June 30, 2008, the Company reported consolidated revenue of $155.5 million compared to consolidated revenue of $133.4 million for the same period in 2007, an increase of $22.1 million or 16.6%. The increase in consolidated revenue is largely due to the continued growth at the retail operating units, which increased revenue by $21.6 million for the six-month period to $115.9 million, or by 23.0% as compared to the same period in 2007. Revenue in Thailand was largely unchanged, with increased appliance sales, lower motorcycle sales, lower product reverts and lower finance earnings on consumer credit sales.

The Company's revenue for the first six months of 2008 includes $21.3 million of finance earnings on consumer credit sales, essentially the same level as in the first half of 2007. Finance earnings on consumer credit sales increased at the Company's retail operating units reflecting their growing sales, while finance earnings declined in Thailand as the book of old consumer receivables from the 2005 and 2006 higher sales periods matured.

Gross profit for the six months ended June 30, 2008 was $58.6 million, representing a gross profit as a percentage of revenue of 37.7%, as compared to $54.4 million and a gross profit percentage of 40.8% for the same period in 2007. The decrease in gross profit percentage is primarily due to enhanced promotional activities including increased appliance trade-in allowances in Thailand, and special price reductions to help move excess inventory in Sri Lanka and to promote additional brands under new exclusive brand distribution arrangements in Bangladesh and Sri Lanka. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $38.4 million for the six months ended June 30, 2008, representing a gross profit as a percentage of revenue of 33.1%, as compared to $33.2 million and a gross profit percentage of 35.2% for the six months ending June 30, 2007.

Selling and administrative expense for the six months ended June 30, 2008 was $45.3 million, representing 29.1% of revenue, as compared to $52.7 million and 39.5% of revenue for the same period in 2007. The decrease in selling and administrative expense as a percentage of revenue is primarily due to the $9.9 million decline in bad debt and related expense in Thailand in the first six months of 2008 as compared to the same period last year and to the somewhat slower growth in variable and in period selling and administrative expense than in revenue over the period. Selling and administrative expense at the retail operating units was $24.7 million in the first half of 2008, representing 21.3% of revenue, as compared to $21.2 million and 22.5% of revenue for the same period in 2007.

Operating profit for the six months ended June 20, 2008 was $13.3 million as compared to an operating profit of $1.7 million for the first six months in 2007. Thailand reported an operating profit of $2.2 million for the first six months of 2008 compared to an operating loss of $7.9 for the same period in 2007. Operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased $1.8 million to $13.7 million, an increase of 14.6% over the prior period. The Philippines reported an operating loss of $0.6 million for the first six months of 2008 compared with a modest profit for the same period prior year. Operating income in India and for Singer Asia corporate for the first six months of 2008 was essentially unchanged from the same period prior year. Retail Holdings corporate costs for the first six months of 2008 were reduced from the same period prior year.

Interest expense was $9.7 million and $8.3 million for the six months ended June 30, 2008 and June 30, 2007, respectively. The increase in interest expense reflects a blended higher interest rate, resulting primarily from an increase in interest rates in Sri Lanka and a shift in the mix of borrowings among the countries to those with higher rates, and an 8.0% increase in consolidated debt levels as compared to prior year.

Equity earnings from operating affiliates were $0.7 million and $0.9 million for the six months ended June 30, 2008 and June 30 2007, respectively. The $0.2 million decline is primarily due to a reduction in the Company's percentage ownership in affiliates in Bangladesh and Sri Lanka.

Royalty expense was $1.6 million and $1.3 million for the six months ended June 30, 2008 and June 30, 2007, respectively. The increase in royalty expense is due to increased revenue in Singer Asia. The royalty expense is for the use of the Singer® trademark by the companies of Singer Asia.

Miscellaneous other income was $4.0 million for the six months ended June 30, 2008 as compared to miscellaneous other income of $2.4 million during the same period in 2007. The increase in miscellaneous other income is primarily due to the sale in Sri Lanka of the Company's 30% interest in Commercial Leasing Company Ltd. The sale generated proceeds of $4.6 million, to be received in July 2008, and a gain of $1.1 million. The primary other component of miscellaneous other income in the first half of 2008 and the primary component in the first half of 2007 is interest income at Retail Holdings corporate from investments and the KSIN and Jamaica Notes receivable.

Provision for income taxes amounted to $2.1 million and $2.5 million for the six months ended June 30, 2008 and June 30, 2007, respectively. The decline in the provision for income taxes, despite the improvement to a profit before provision for income taxes and minority interest of $6.8 million in the first half of 2008 from a loss of $4.6 million in the same period prior year, primarily reflects the swing from a pre-tax loss in Thailand in the first half of 2007, which loss

was not tax affected due to management's decision to provide a valuation allowance for the deferred tax asset, as compared to a pre-tax profit in Thailand of $1.2 million in the first half of 2008, and to the additional miscellaneous other income in Sri Lanka in the first half of 2008, which was free of tax.

Minority interest share in income was $2.6 million for the six months ending June 30, 2008, as compared to a $5.3 million minority interest share in loss for the six months ended June 30, 2007. The swing in the minority interest share from a loss to a profit is primarily due to the swing in Thailand from a net loss of $9.2 million in the first half of 2007 to a profit of $1.7 million in the first half of 2008. The net income or loss in Thailand is shared both by the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholder in Singer Asia.

The net income available to Common Share was a profit of $2.1 million for the six months ended June 30, 2008, as compared to a $1.9 million net loss in the same period in 2007. This is equivalent to a basic and diluted profit per Share of $0.39 for the first half of 2008, as compared to a basic and diluted loss per Share of $0.37 in the first half of 2007.

Chairman's Comments

Commenting on the first half results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer, noted, "I am very pleased by Singer Asia's strong performance during the first half of 2008, reflecting both the recovery in Thailand and continuing strong growth in the retail operating units in Bangladesh, Pakistan and Sri Lanka. While not a significant contributor during the first half of 2008, I am also pleased by ReHo's progress in India, where the local company, now in the final phase of a restructuring, has opened several unique, new format retail stores, and by the Company's progress in broadening the financial offering for our customers to include receipt of overseas remittances, bill paying and other similar services.

"Fortunately, the Company's results have so far been largely unaffected by the current economic challenges. With an extensive distribution network, strong product offering and dedicated team, the Company has been able to grow revenue profitably despite the pressures on our customers from rising fuel and food prices and a weakening economic outlook. Nevertheless, we should be prepared for some slowdown in growth in the coming months.

"ReHo's strategy remains unchanged. The Company will seek to grow and enhance the profitability of Singer Asia and ultimately to monetize our stake in Singer Asia and the Company's other assets, with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to our shareholders. Consistent with this strategy, the Company initiated a dividend program during 2007, paying a special dividend of $1.00 per Share that year. The Board has recommended for shareholder approval a dividend of $0.75 a Share for 2008, to be paid early in September. It is the Company's intention to maintain a regular dividend program."

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company, which is the successor company to The Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark in September 2004.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2007, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2007 Annual Report dated April 2008, and the prior Disclosure Statements and Reports dated May 2007, April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2008 (Unaudited) AND DECEMBER 31, 2007 (Audited)

(in thousands of U.S. dollars, except Share data)

	(Unaudited) June 30, 2008	(Audited) December 31, 2007
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 22,097	$ 24,835
Accounts receivable	115,388	109,646
Inventories	60,532	56,503
Other current assets	22,524	17,359
Total current assets	$ 220,541	$ 208,343
Investment in affiliates	4,816	8,053
Installment receivables due in excess of one year	27,125	23,820
Property, plant and equipment	30,137	28,851
Goodwill and intangible assets	16,043	15,693
Other assets	30,537	26,949
Total assets	$ 329,199	$ 311,709
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Notes and loans payable	$ 83,268	$ 70,261
Current portion of long-term debt	33,331	25,483
Accounts payable	21,642	21,666
Accrued liabilities	20,530	21,476
Total current liabilities	158,771	138,886
Long-term debt, excluding current portion	30,075	40,061
Other non-current liabilities	19,038	15,013
Minority interest	44,142	42,753
Total liabilities	252,026	236,713
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,166,766 in 2007 and 5,268,266 in 2008	53	51
Additional paid-in capital	86,438	86,035
Deficit	(5,106)	(7,158)
Accumulated other comprehensive loss	(4,212)	(3,932)
Total shareholders' equity	77,173	74,996
Total liabilities and shareholders' equity	$329,199	$311,709

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (Unaudited)
(in thousands of U.S. dollars, except Share data)

	Six Months ended June 30, 2008	Six Months ended June 30, 2007
REVENUES	$ 155,537	$ 133,429
COST OF REVENUES	96,909	79,014
Gross profit	58,628	54,415
SELLING AND ADMINISTRATIVE EXPENSES	45,307	52,667
Operating income	13,321	1,748
OTHER INCOME (EXPENSE):		
Interest expense	(9,704)	(8,338)
Equity in earnings from affiliates	689	872
Royalty expense	(1,555)	(1,334)
Other, net	4,047	2,436
Other income (expense), net	(6,523)	(6,364)
Income/(Loss) before provision for income taxes and minority interest	6,798	(4,616)
PROVISION FOR INCOME TAXES	2,105	2,528
MINORITY INTEREST SHARE IN INCOME/(LOSS)	2,641	(5,253)
NET INCOME/(LOSS)	$ 2,052	$ (1,891)
Earnings/(Loss) per Common Share – basic	$ 0.39	$ (0.37)
Earnings/(Loss) per Common Share – diluted	$ 0.39	$ (0.37)
Basic weighted average Common Shares outstanding	5,185,277	5,112,758
Diluted weighted average Common Shares outstanding	5,283,730	5,230,312

Exemption Number 82-5225

RECEIVED

2008 AUG 13 P 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUMMARY SEMI-ANNUAL REPORT

Retail Holdings N.V.

For the Semi-Annual Period Ended June 30, 2008

About Retail Holdings

Retail Holdings N.V., ("ReHo" or the "Company") is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia.

The Company, formerly known as Singer N.V., was organized as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to a reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 2000 ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V.

In September 2004, ReHo completed the sale of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP", an affiliate of funds managed by Kohlberg & Co., LLC. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. as a consequence of this transaction.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". The CUSIP is N74108106. Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: ReHo's audited consolidated financial statements for the twelve months ended December 31, 2007, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2007 Annual Report dated April 2008, and the prior Disclosure Statements and Reports dated May 2007, April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000; and the Company's Articles of Association, proxy material and Code of Business Conduct, may be found at the Corporate/Investor section of the Company's website at: www.retailholdings.com.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States of America.

The registered offices of the Company are located at Schottegatweg Oost 44, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative and investor relation matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 280 North Bedford Road, Mt. Kisco, New York 10549, Attention Amy Pappas, and its telephone number is 914-241-3404. The Company's share transfer agent is Mellon Investor Services LLC, at P. O. Box 3315 South Hackensack, New Jersey 07606, and its telephone number is 800-522-6645 (or from overseas 201-680-656).

Strategy Statement

The Company's strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders.

The Company will seek to grow, to enhance the profitability of, and to increase the potential public market or private sales value of Singer Asia, with the objective of monetizing the Company's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares, or through a sale of Singer Asia. Principal repayments of $28.5 million plus interest are due in the period through September 2011 from seller notes primarily arising from the sale of Singer worldwide sewing business and trademark in 2004. In the interim, pending the offering or sale of Singer Asia, realization of the principal and interest on the seller notes, and the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo over the past several years has used a portion of cash and cash equivalents in excess of its requirements to reduce the number of the Company's outstanding Shares and options for Shares.

In addition, during 2007, the Company paid a special dividend to shareholders of $1.00 a Share. Subject to shareholder approval at the Annual Meeting of Shareholders scheduled for August 27, 2008, the Company plans to pay a dividend of $0.75 a Share on or about September 4, 2008. It is the Company's intention to maintain a regular dividend program, although the dividend paid in future years may be more or less than the dividends paid in 2007 and 2008.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to ReHo's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside management's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct and that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements. You should not rely on any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which Singer Asia makes significant sales or in which assets and liabilities are denominated; Singer Asia's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN (now known as SVP); continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

The information included in this Summary Semi-Annual Report does not purport to be inclusive of all the information that might be included in a Form 10-Q quarterly report. It only contains summary information that, in the opinion of management, is most relevant for understanding the Company's financial results during the first six months of 2008.

As described in greater detail in the ReHo 2007 Summary Annual Report dated April 2008, it is the Company's intention not to provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Shareholders' Equity and Comprehensive Income and Consolidated Statement of Cash Flows, with limited commentary.

RETAIL HOLDINGS N.V.

INDEX

PART I

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008 (Unaudited) AND DECEMBER 31, 2007 (Audited)
(in thousands of U.S. dollars, except Share data)

	Notes	(Unaudited) June 30, 2008	(Audited) December 31, 2007
ASSETS:			
Current assets:			
Cash and cash equivalents		$ 22,097	$ 24,835
Accounts receivable	3	115,388	109,646
Inventories	4	60,532	56,503
Other current assets		22,524	17,359
Total current assets		$ 220,541	$ 208,343
Investment in affiliates		4,816	8,053
Installment receivables due in excess of one year		27,125	23,820
Property, plant and equipment		30,137	28,851
Goodwill and intangible assets		16,043	15,693
Other assets	5	30,537	26,949
Total assets		$ 329,199	$ 311,709
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Current liabilities:			
Notes and loans payable	6	$ 83,268	$ 70,261
Current portion of long-term debt		33,331	25,483
Accounts payable		21,642	21,666
Accrued liabilities		20,530	21,476
Total current liabilities		158,771	138,886
Long-term debt, excluding current portion	7	30,075	40,061
Other non-current liabilities		19,038	15,013
Minority interest		44,142	42,753
Total liabilities		252,026	236,713
SHAREHOLDERS' EQUITY:	8		
Common Shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,166,766 in 2007 and 5,268,266 in 2008		53	51
Additional paid-in capital		86,438	86,035
Deficit		(5,106)	(7,158)
Accumulated other comprehensive loss		(4,212)	(3,932)
Total shareholders' equity		77,173	74,996
Total liabilities and shareholders' equity		$329,199	$311,709

See the accompanying selected notes to condensed consolidated financial statements

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (Unaudited)
(in thousands of U.S. dollars, except Share data)

	Six Months ended June 30, 2008	Six Months ended June 30, 2007
REVENUES	$ 155,537	$ 133,429
COST OF REVENUES	96,909	79,014
Gross profit	58,628	54,415
SELLING AND ADMINISTRATIVE EXPENSES	45,307	52,667
Operating income	13,321	1,748
OTHER INCOME (EXPENSE):		
Interest expense	(9,704)	(8,338)
Equity in earnings from affiliates	689	872
Royalty expense	(1,555)	(1,334)
Other, net	4,047	2,436
Other income (expense), net	(6,523)	(6,364)
Income/(Loss) before provision for income taxes and minority interest	6,798	(4,616)
PROVISION FOR INCOME TAXES	2,105	2,528
MINORITY INTEREST SHARE IN INCOME/(LOSS)	2,641	(5,253)
NET INCOME/(LOSS)	$ 2,052	$ (1,891)
Earnings/(Loss) per Common Share – basic	$ 0.39	$ (0.37)
Earnings/(Loss) per Common Share – diluted	$ 0.39	$ (0.37)
Basic weighted average Common Shares outstanding	5,185,277	5,112,758
Diluted weighted average Common Shares outstanding	5,283,730	5,230,312

See the accompanying selected notes to condensed consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

SIX MONTHS ENDED JUNE 30, 2008 (Unaudited) and YEAR ENDED DECEMBER 31, 2007 (Audited)

(in thousands of U.S. dollars, except Share data)

	Common Shares		Additional Paid-in		Accumulated Other Comprehensive	Total Shareholders'	Comprehensive
	Shares	Amount	Capital	Deficit	Income/(Loss)	Equity	Income (Loss)
BALANCE, December 31, 2006	5,086,766	$ 51	$ 90,926	$ (3,845)	$ (4,861)	$ 82,271	
Net loss				(3,313)		(3,313)	(3,313)
Stock options exercised	80,000		188			188	
Issuance of stock options to employees of Singer Asia			88			88	
Dividends paid			(5,167)			(5,167)	
Translation adjustments					683	683	683
Net actuarial gain					246	246	246
Net comprehensive loss							$ (2,384)
BALANCE, December 31, 2007	5,166,766	$ 51	$ 86,035	$ (7,158)	$ (3,932)	$ 74,996	
Net income				2,052		2,052	$ 2,052
Stock options exercised	101,500	2	403			405	
Translation adjustments					(280)	(280)	(280)
Net comprehensive loss							$ 1,772
BALANCE, June 30, 2008	5,268,266	$ 53	$ 86,438	$ (5,106)	$ (4,212)	$ 77,173	

See accompanying notes to consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (Unaudited)
(in thousands of U.S. dollars)

	Six Months ended June 30, 2008	Six Months ended June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) from continuing operations	$ 2,052	$ (1,891)
Adjustments to reconcile net income (loss) to net cash used in operating activities-		
Depreciation and amortization	2,054	1,891
Provision for doubtful accounts	656	10,735
Minority interest share in income (loss)	2,641	(5,253)
Deferred income tax	146	537
Equity in income from affiliates, net of dividends received	(670)	(872)
Gain from disposal of property, plant and equipment	(117)	(242)
Gain on sale of investment	(1,099)	-
Change in assets and liabilities-		
Accounts receivable and installment receivable due in excess of one year	(5,511)	4,032
Inventory	(3,627)	869
Other current assets	(5,014)	(2,674)
Accounts payable and accrued expenses	(1,478)	(2,426)
Other, net	326	1,473
Net cash provided by (used in) operating activities	(9,641)	6,179
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(3,634)	(2,470)
Proceeds from disposal of property, plant and equipment	257	589
Proceeds from sale of investment in affiliates	-	575
Decrease in investments in operating affiliates	3,917	-
Net cash provided by (used in) investing activities	540	(1,306)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in notes and loans payable	11,962	(1,060)
Repayments of long-term debt, net	(4,760)	(5,453)
Proceeds from stock options exercised	405	181
Subsidiary dividends paid to minority shareholders	(361)	(458)
Net cash provided by (used in) financing activities	7,246	(6,790)
Effect of exchange rate changes on cash	(883)	814
Net decrease in cash and cash equivalents	(2,738)	(1,103)
CASH AND CASH EQUIVALENTS, at beginning of the period	24,835	32,454
CASH AND CASH EQUIVALENTS, at end of the period	$ 22,097	$ 31,351

See accompanying selected notes to condensed consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in thousands of US dollars, except Share data)

1. BUSINESS AND ORGANIZATION

Retail Holdings N.V. ("ReHo" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to a reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V.

The Company is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia Limited ("Singer Asia"), who through operating unites located in selected emerging markets in Asia acts as a distributor of consumer durable products with consumer credit and other financial services available to qualified customers;
2. Sellers notes, primarily arising from the sale of the Singer worldwide sewing business and trademark in September 2004; and
3. Cash and cash equivalents.

ReHo has no operating activities other than those carried out through Singer Asia.

2. BASIS OF PRESENTATION

The accompanying unaudited, interim, consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2007 Summary Annual Report, dated April 2008.

For a summary of the Company's Significant Accounting Policies see the ReHo 2007 Summary Annual Report, Notes to Consolidated Financial Statements.

Recently Issued Accounting Pronouncements and Guidance

For a summary of Recently Issued Accounting Pronouncements and Guidance and their likely impact on the Company see the ReHo 2007 Summary Annual Report, Notes to Consolidated Financial Statements.

3. ACCOUNTS RECEIVABLE

	June 30, 2008	December 31, 2007
Installment receivables, net	$ 146,598	$ 141,351
Trade receivables, net	15,455	13,669
Receivables from affiliates, net	1,827	2,401
Current portion of Jamaica Notes	675	975
Other	13,685	8,251
	$ 178,240	$ 166,647
Less:		
Unearned finance charges	(35,727)	(33,181)
Installment receivables due in excess of one year	(27,125)	(23,820)
	$ 115,388	$ 109,646
Allowance for doubtful accounts deducted above	$ 26,718	$ 28,560

4. INVENTORIES

	June 30, 2008	December 31, 2007
Finished goods	$ 53,208	$ 48,673
Raw materials and supplies	5,444	6,489
Work in progress	1,880	1,341
	$ 60,532	$ 56,503

5. OTHER ASSETS

Other assets include the KSIN Notes and the long-term portion of the Jamaica Note. The KSIN Notes, with a nominal value of $23,704, bear interest at 10.0% per annum, paid semi-annually in arrears in June and December. On each interest payment date, the issuer of the KSIN Notes has the option to capitalize up to 30% of the interest due by increasing the outstanding principal amount of these Notes by a corresponding amount. $7,500 principal amount of the KSIN Notes is due September 2010 and the remaining principal balance and accreted interest is due September 2011. The long-term portion of the Jamaica Note is $190; the interest rate is 2.1% per annum, payable quarterly, with principal payments continuing until December 2009. A valuation reserve for the KSIN notes relating to possible tax indemnity claims arising from the sale of the sewing business is included in Other non-current liabilities.

6. NOTES AND LOANS PAYABLE

	Weighted Average Interest Rate 2008	2007	June 30, 2008	December 31, 2007
Sri Lanka	19.4%	15.6%	$ 39,845	$ 26,888
Thailand	6.2%	6.3%	19,429	19,342
Bangladesh	13.2%	12.9%	13,173	16,420
Pakistan	13.3%	9.2%	8,878	6,083
Philippines	11.7%	10.9%	1,096	1,528
India	12.0%	-	847	-
			$ 83,268	$ 70,261

Notes and loans payable are due within one year, denominated in local currency and generally are collateralized by receivables, inventory, and property, plant and equipment, or have a negative pledge of the local operating company.

Covenants

As of June 30, 2008 and December 31, 2007 the Company and all of its subsidiaries were in compliance with all applicable financial covenants.

7. LONG-TERM DEBT

Long-term debt is denominated in local currency and is summarized as follows:

	Weighted Average Interest Rate 2008	2007	June 30, 2008	December 31, 2007
Loans:				
Sri Lanka unsecured debentures	14.8%	14.4%	$ 24,463	$ 24,658
Thailand due to banks	5.8%	5.5%	15,496	20,233
Sri Lanka bank facilities	17.1%	15.2%	8,806	9,028
Sri Lanka public deposits	21.0%	18.6%	7,693	4,771
Other	17.9%	12.7%	6,948	6,854
			63,406	65,544
Less- current portion			(33,331)	(25,483)
			$ 30,075	$ 40,061

8. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) Common Shares (the "Shares") with a par value of $0.01 per Share and (b) one million (1,000,000) Preferred Shares (the "Preferred Shares") with a par value of $0.01 per Preferred Share.

Preferred Shares can be issued in one or more series, of which one series was issued. This series, designated the Series A Convertible Preferred Stock, consisting of 40 Preferred Shares with a liquidation preference of $500,000 per Preferred Share, was purchased by the Company in 2003.

As of June 30, 2008 and December 31, 2007, 5,268,266 Shares and 5,166,766 Shares, respectively, are issued and outstanding.

9. STOCK OPTION PLAN

A summary of changes in the ReHo stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, December 31, 2006	281,500	$ 3.53
Exercised	(80,000)	2.36
Outstanding, December 31, 2007	201,500	$ 3.99
Exercised	(101,500)	$ 3.99
Outstanding, June 30, 2008	100,000	$ 4.00

10. CONTINGENCIES

There are currently no material off balance sheet arrangements. There are currently no pending, or to the knowledge of management, threatened legal actions that could reasonably be expected to have a material adverse effect on the Company's financial condition or results of operations.

PART II

Management's Summary Discussion and Analysis of Financial Condition and Results of Operations

The following summary discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2007 and the unaudited consolidated financial statements of the Company for the six months ended June 30, 2008 and 2007. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed in the Company's 2007 Summary Annual Report dated April 2008.

Results of Operations

Six Months Ended June 30, 2008 and June 30, 2007

The Company's improved consolidated results for the first half of 2008 reflect continuing profitable growth at the Company's retail operating units in Bangladesh, Pakistan and Sri Lanka, and a recovery in Thailand as a consequence, among other factors, of improved collection performance, increased appliance sales and lower expenses.

For the six months ended June 30, 2008, the Company reported consolidated revenue of $155.5 million compared to consolidated revenue of $133.4 million for the same period in 2007, an increase of $22.1 million or 16.6%. The increase in consolidated revenue is largely due to the continued growth at the retail operating units, which increased revenue by $21.6 million for the six-month period to $115.9 million, or by 23.0% as compared to the same period in 2007. Revenue in Thailand was largely unchanged, with increased appliance sales, lower motorcycle sales, lower product reverts and lower finance earnings on consumer credit sales.

The Company's revenue for the first six months of 2008 includes $21.3 million of finance earnings on consumer credit sales, essentially the same level as in the first half of 2007. Finance earnings on consumer credit sales increased at the Company's retail operating units reflecting their growing sales, while finance earnings declined in Thailand as the book of old consumer receivables from the 2005 and 2006 higher sales periods matured.

Gross profit for the six months ended June 30, 2008 was $58.6 million, representing a gross profit as a percentage of revenue of 37.7%, as compared to $54.4 million and a gross profit percentage of 40.8% for the same period in 2007. The decrease in gross profit percentage is primarily due to enhanced promotional activities including increased appliance trade-in allowances in Thailand, and special price reductions to help move excess inventory in Sri Lanka and to promote additional brands under new exclusive brand distribution arrangements in Bangladesh and Sri Lanka. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $38.4 million for the six months ended June 30, 2008, representing a gross profit as a percentage of revenue of 33.1%, as compared to $33.2 million and a gross profit percentage of 35.2% for the six months ending June 30, 2007.

Selling and administrative expense for the six months ended June 30, 2008 was $45.3 million, representing 29.1% of revenue, as compared to $52.7 million and 39.5% of revenue for the same period in 2007. The decrease in selling and administrative expense as a percentage of revenue is primarily due to the $9.9 million decline in bad debt and related expense in Thailand in the first six months of 2008 as compared to the same period last year and to the somewhat slower growth in variable and in period selling and administrative expense than in revenue over the period. Selling and administrative expense at the retail operating units was $24.7 million in the first half of 2008, representing 21.3% of revenue, as compared to $21.2 million and 22.5% of revenue for the same period in 2007.

Operating profit for the six months ended June 20, 2008 was $13.3 million as compared to an operating profit of $1.7 million for the first six months in 2007. Thailand reported an operating profit of $2.2 million for the first six months of 2008 compared to an operating loss of $7.9 for the same period in 2007. Operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased $1.8 million to $13.7 million, an increase of 14.6% over the prior period. The Philippines reported an operating loss of $0.6 million for the first six months of 2008 compared with a modest profit for the same period prior year. Operating income in India and for Singer Asia corporate for the first six months of 2008 was essentially unchanged from the same period prior year. Retail Holdings corporate costs for the first six months of 2008 were reduced from the same period prior year.

Interest expense was $9.7 million and $8.3 million for the six months ended June 30, 2008 and June 30, 2007, respectively. The increase in interest expense reflects a blended higher interest rate, resulting primarily from an increase in interest rates in Sri Lanka and a shift in the mix of borrowings among the countries to those with higher rates, and an 8.0% increase in consolidated debt levels as compared to prior year.

Equity earnings from operating affiliates were $0.7 million and $0.9 million for the six months ended June 30, 2008 and June 30 2007, respectively. The $0.2 million decline is primarily due to a reduction in the Company's percentage ownership in affiliates in Bangladesh and Sri Lanka.

Royalty expense was $1.6 million and $1.3 million for the six months ended June 30, 2008 and June 30, 2007, respectively. The increase in royalty expense is due to increased revenue in Singer Asia. The royalty expense is for the use of the Singer® trademark by the companies of Singer Asia.

Miscellaneous other income was $4.0 million for the six months ended June 30, 2008 as compared to miscellaneous other income of $2.4 million during the same period in 2007. The increase in miscellaneous other income is primarily due to the sale in Sri Lanka of the Company's 30% interest in Commercial Leasing Company Ltd. The sale generated proceeds of $4.6 million, to be received in July 2008, and a gain of $1.1 million. The primary other component of miscellaneous other income in the first half of 2008 and the primary component in the first half of 2007 is interest income at Retail Holdings corporate from investments and the KSIN and Jamaica Notes receivable.

Provision for income taxes amounted to $2.1 million and $2.5 million for the six months ended June 30, 2008 and June 30, 2007, respectively. The decline in the provision for income taxes, despite the improvement to a profit before provision for income taxes and minority interest of $6.8 million in the first half of 2008 from a loss of $4.6 million in the same period prior year, primarily reflects the swing from a pre-tax loss in Thailand in the first half of 2007, which loss was not tax affected due to management's decision to provide a valuation allowance for the deferred tax asset, as compared to a pre-tax profit in Thailand of $1.2 million in the first half of

2008, and to the additional miscellaneous other income in Sri Lanka in the first half of 2008, which was free of tax.

Minority interest share in income was $2.6 million for the six months ending June 30, 2008, as compared to a $5.3 million minority interest share in loss for the six months ended June 30, 2007. The swing in the minority interest share from a loss to a profit is primarily due to the swing in Thailand from a net loss of $9.2 million in the first half of 2007 to a profit of $1.7 million in the first half of 2008. The net income or loss in Thailand is shared both by the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholder in Singer Asia.

The net income available to Common Share was a profit of $2.1 million for the six months ended June 30, 2008, as compared to a $1.9 million net loss in the same period in 2007. This is equivalent to a basic and diluted profit per Share of $0.39 for the first half of 2008, as compared to a basic and diluted loss per Share of $0.37 in the first half of 2007.

Liquidity and Capital Resources

Six Months Ended June 30, 2008 and June 30, 2007

For the six months ended June 30, 2008, the Company had a net cash outflow from operations of $9.6 million. This primarily reflects an increase in operating assets -- accounts receivable, inventory and other current assets -- of $14.2 million, offset, in part, by net income from operations of $2.1 million and non-cash items in expense such as depreciation, provision for doubtful accounts, minority interest share in income and deferred taxes, totaling $5.5 million.

Net cash from investing activities was $0.5 million, reflecting a decrease in investments in operating affiliates of $3.9 million, partly offset by capital expenditures of $3.6 million.

Net cash provided by financing activities was $7.2 million, consisting primarily of an additional $12.0 million in notes and loans payable, partly offset by a reduction of $4.8 million in long-term debt. Proceeds from exercise of Retail Holdings' stock options totaled $0.4 million while dividend payments by subsidiaries to minority shareholders totaled $0.4 million. The net effect was a decrease in cash and cash equivalents of $2.7 million to $22.1 million at June 30, 2008.

For the six months ended June 30, 2007, the Company had a net cash inflow from operations of $6.2 million. This is primarily due to $4.9 million cash income from operations after excluding non cash items such as provision for doubtful accounts, a $4.0 million decrease in accounts receivable and installments receivable due more than one year and a $0.9 million decrease in inventories, partially offset by a $2.4 million decrease in accounts payable and accrued expenses and a $2.7 million increase in other current assets.

Net cash used in investing activities was $1.3 million, reflecting capital expenditures of $2.5 million, offset, in part, by proceeds of $0.6 million from the sale of property and $0.6 million from decrease in investments in affiliates.

Net cash used in financing activities was $6.8 million, which consisted of a $1.1 million decrease in notes and loans payable, and repayments of long-term debt, net of additions, of $5.5 million. Proceeds from stock options exercised contributed $0.2 million. Dividend payments by subsidiaries to minority shareholders totaled $0.5 million. The net effect was a decrease in cash and cash equivalents by $1.1 million to $31.4 million at June 30, 2007.

Working capital as of June 30, 2008 of $61.8 million showed a decrease of $7.7 million from the $69.5 million of working capital as at December 31, 2007.

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the six months ended June 30, 2008 and 2007 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters were not material for the six months ended June 30, 2008 and 2007.

Market Risks

ReHo has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet are subject to foreign exchange rate fluctuations.

Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial condition or results of operations.

There have been no material changes in the market risks faced by ReHo since December 31, 2007. For a discussion of these market risks and other risk factors see the ReHo 2007 Summary Annual Report dated April 2008.

END